Exhibit 21.1

List of Subsidiaries

Entity	Jurisdiction

Shopoff Partners, L.P.	Delaware

Shopoff General Partner, L.L.C.	Delaware

Shopoff T.R.S., Inc.	Delaware

SPT — SWRC, LLC	Delaware

SPT – Lake Elsinore Holding Co., LLC	Delaware

SPT AZ Land Holdings, LLC	Delaware

SPT Real Estate Finance, LLC	Delaware

SPT – Chino Hills, LLC	Delaware

SPT – Vantage Point, LLC	Delaware